UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 13)

STAGWELL INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

85256A109

(CUSIP Number)

Stagwell Agency Holdings LLC

c/o The Stagwell Group LLC

1808 I Street, NW, 6th Floor

Washington, DC 20006

Attention: Mark J. Penn

(917) 765-2638

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 8, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 85256A109	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Stagwell Agency Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 (See Items 4 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (See Items 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Items 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D/A

CUSIP No. 85256A109	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). The Stagwell Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 151,778,741 (See Items 4 and 5)*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 151,778,741 (See Items 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,778,741 (See Items 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.6% (See Item 5)**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* Reflects (i) 130,000 issued and outstanding shares of Class A Common Stock and (ii) 151,648,741 shares of Class A Common Stock issuable upon conversion of the shares of Class C Common Stock beneficially owned by the Reporting Person. The shares of Class C Common Stock are voting-only shares that have no economic interest in the Issuer and are not registered or listed shares. Each holder of shares of Class C Common Stock may, at its option, exchange such shares of Class C Common Stock, together with its corresponding economic interests in a wholly-owned subsidiary of the Issuer (each such paired share of Class C Common Stock and economic interest, a “Paired Equity Interest”), for shares of Class A Common Stock on a one-to-one basis (i.e., one Paired Equity Interest for one share of Class A Common Stock).

** The calculation is based on a total of 290,598,672 shares of Class A Common Stock outstanding, which includes (i) 138,949,931 issued and outstanding shares of Class A Common Stock and (ii) 151,648,741 shares of Class A Common Stock issuable upon conversion of the shares of Class C Common Stock beneficially owned by the Reporting Person.

SCHEDULE 13D/A

CUSIP No. 85256A109	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Mark J. Penn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,317,924 (See Items 4 and 5)*
	8	SHARED VOTING POWER 151,778,741 (See Items 4 and 5)**
	9	SOLE DISPOSITIVE POWER 2,317,924 (See Items 4 and 5)*
	10	SHARED DISPOSITIVE POWER 151,778,741 (See Items 4 and 5)**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 154,096,665 (See Items 4 and 5)**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.4% (See Item 5)***
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Does not include 1,725,000 shares of Class A Common Stock that may be issued upon the vesting and exercise of certain Stock Appreciation Rights. See Items 4 and 5.

** Reflects (i) 130,000 issued and outstanding shares of Class A Common Stock and (ii) 151,648,741 shares of Class A Common Stock issuable upon conversion of the shares of Class C Common Stock beneficially owned by the Reporting Person. The shares of Class C Common Stock are voting-only shares that have no economic interest in the Issuer and are not registered or listed shares. Each holder of shares of Class C Common Stock may, at its option, exchange its Paired Equity Interests for shares of Class A Common Stock on a one-to-one basis (i.e., one Paired Equity Interest for one share of Class A Common Stock).

*** The calculation is based on a total of 290,598,672 shares of Class A Common Stock outstanding, which includes (i) 138,949,931 issued and outstanding shares of Class A Common Stock and (ii) 151,648,741 shares of Class A Common Stock issuable upon conversion of the shares of Class C Common Stock beneficially owned by the Reporting Person.

SCHEDULE 13D/A

CUSIP No. 85256A109	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Stagwell Media LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 151,648,741 (see Items 4 and 5)*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 151,648,741 (See Items 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,648,741 (See Items 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.5% (See Item 5)**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* Reflects 151,648,741 shares of Class A Common Stock issuable upon conversion of the shares of Class C Common Stock beneficially owned by the Reporting Person. The shares of Class C Common Stock are voting-only shares that have no economic interest in the Issuer and are not registered or listed shares. Each holder of shares of Class C Common Stock may, at its option, exchange its Paired Equity Interests for shares of Class A Common Stock on a one-to-one basis (i.e., one Paired Equity Interest for one share of Class A Common Stock).

** The calculation is based on a total of 290,598,672 shares of Class A Common Stock outstanding, which includes (i) 138,949,931 issued and outstanding shares of Class A Common Stock and (ii) 151,648,741 shares of Class A Common Stock issuable upon conversion of the shares of Class C Common Stock beneficially owned by the Reporting Person.

This Amendment No. 13 to Schedule 13D (this “Amendment No. 13”) is being filed jointly by: (i) Stagwell Agency Holdings LLC, a Delaware limited liability company, (ii) The Stagwell Group LLC, a Delaware limited liability company, (iii) Stagwell Media LP, a Delaware limited partnership, and (iv) Mark J. Penn, a United States citizen (collectively, the “Reporting Persons” and each, individually, a “Reporting Person”), and relates to the Class A common stock, par value $0.001 per share (the “Class A Common Stock”), of Stagwell Inc. (the “Issuer”). This Amendment No. 13 amends the original statement on Schedule 13D filed jointly by Stagwell Agency Holdings LLC, The Stagwell Group LLC, and Mark J. Penn with the Securities and Exchange Commission on March 25, 2019, as amended by Amendment No. 1 on June 26, 2020, Amendment No. 2 on October 4, 2020, Amendment No. 3 on December 22, 2020, Amendment No. 4 on June 7, 2021, Amendment No. 5 on June 14, 2021, Amendment No. 6 on June 17, 2021, Amendment No. 7 on July 9, 2021, Amendment No. 8 on July 16, 2021, Amendment No. 9 on August 4, 2021, Amendment No. 10 on October 7, 2021, Amendment No. 11 on February 7, 2022 and Amendment No. 12 (“Amendment No. 12”) on March 14, 2023 (as so amended, the “Schedule 13D”), with respect to the Class A Common Stock.

This Amendment No. 13 amends the Schedule 13D as set forth herein. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning given to such term in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a) This Amendment No. 13 is being filed by the Reporting Persons.

(f) See the cover pages of this Amendment No. 13 for place of organization or citizenship of each of the Reporting Persons.

Item 3. Source and Amount of Funds or Other Considerations.

The disclosure set forth under Item 4 of this Amendment No. 13 is incorporated herein by reference.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Additional Sales in Secondary Offering

On March 22, 2023, Stagwell Agency Holdings LLC sold 304,577 shares of Class A Common Stock to the Underwriters at a price of $6.429375 per share pursuant to a partial exercise of the Underwriters’ option to purchase additional shares from the Selling Stockholders provided for in the Underwriting Agreement. The terms of the Underwriting Agreement are described in more detail in Amendment No. 12.

AlpInvest Distributions

On May 8, 2023, pursuant to the terms of the limited partnership agreement of Stagwell Media LP, certain limited partners of Stagwell Media LP (collectively, the “AlpInvest Funds”) directed Stagwell Media LP to make a partial distribution in kind of shares of Class A Common Stock held by Stagwell Media LP. In connection with that instruction, on May 8, 2023, Stagwell Media LP entered into an agreement (the “Distribution Agreement”) with the AlpInvest Funds pursuant to which it agreed to effect a distribution of an aggregate of 23,328,154 shares of Class A Common Stock (the “AlpInvest Distribution Shares”) to the AlpInvest Funds. The Distribution Agreement contemplates the repurchase by the Issuer of the AlpInvest Distribution Shares and provides that if such consideration has not been paid by the Issuer by May 31, 2023 and the AlpInvest Funds have not waived such deadline in writing, the distribution of the AlpInvest Distribution Shares shall be deemed cancelled, and the AlpInvest Distribution Shares will be returned to Stagwell Media LP.

On May 10, 2023, the limited partnership agreement of Stagwell Media LP was amended (the “Blocker Amendment”) to provide that the AlpInvest Funds cannot cause Stagwell Media LP to make a distribution of shares of Class A Common Stock if, immediately following such distribution, the AlpInvest Funds (together with any persons with whom their beneficial ownership would be aggregated for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) would, after giving effect to such distribution, beneficially own more than 9.9% of the outstanding shares of Class A Common Stock.

Also on May 10, 2023, Stagwell Media LP exchanged 9,260,317 shares of Class C Common Stock, par value $0.00001 per share, of the Issuer (“Class C Common Stock”), together with its corresponding economic interests in a wholly-owned subsidiary of the Issuer, for an equal number of shares of Class A Common Stock. On May 15, 2023, pursuant to the Distribution Agreement,(1) Stagwell Media LP distributed such shares of Class A Common Stock to the AlpInvest Funds, and (2) Stagwell Agency Holdings LLC distributed 14,067,837 shares of Class A Common Stock to the AlpInvest Funds.

The foregoing descriptions of the Distribution Agreement and the Blocker Amendment do not purport to be complete summaries of and are subject to and qualified in thier entirety by reference to the complete text of each of the Distribution Agreement and the Blocker Amendment, copies of which are filed as Exhibit A hereto and Exhibit B hereto, respectively, and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Subparts (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

Calculations of the percentage of shares of Class A Common Stock beneficially owned assume:

(i)

a total of 138,949,931 issued and outstanding shares of Class A Common Stock as of the date hereof, based on (i) 129,689,614 shares of Class A Common Stock issued and outstanding as of May 3, 2023 as provided on the Issuer’s Quarterly Report on Form 10-Q filed on May 9, 2023 and (ii) 9,260,317 shares of Class A Common Stock issued in connection with the AlpInvest Paired Equity Interest Exchange; and

(ii)	the conversion of the remaining number of shares of Class C Common Stock beneficially owned by the applicable Reporting Person into an equal number of shares of Class A Common Stock.

The aggregate number and percentage of shares of Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares of Class A Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment No. 13 and are incorporated herein by reference.

As of the date hereof, Stagwell Agency Holdings LLC directly holds no shares of Class A Common Stock.

As of the date hereof, The Stagwell Group LLC directly holds 130,000 shares of Class A Common Stock.

As of the date hereof, Mark J. Penn directly holds 2,317,924 shares of Class A Common Stock, of which (i) 177,951 are unvested shares of restricted stock that are not scheduled to vest until February 23, 2024, subject to continued employment, (ii) 412,000 are unvested shares of restricted stock that are not scheduled to vest until March 31, 2024, subject to achievement of financial performance targets and continued employment, (iii) 593,031 are unvested shares of restricted stock that are not scheduled to vest until March 31, 2025, subject to achievement of financial performance targets and continued employment, and (iv) 640,988 are unvested shares of restricted stock that are not scheduled to vest until March 31, 2026, subject to achievement of financial performance targets and continued employment. In addition, as of the date hereof, Mr. Penn directly holds (i) 1,500,000 SARs granted on April 5, 2019 with a base price of $2.19 per share, of which all are vested and exercisable as of the date hereof, and (ii) 225,000 SARs granted on March 1, 2023 with a base price of $6.79 per share, vesting in three equal installments on each of the first three anniversaries of the date of grant.

As of the date hereof, Stagwell Media LP directly holds 151,648,741 shares of Class C Common Stock.

The Stagwell Group LLC is the general partner and manager of Stagwell Media LP and is the manager of Stagwell Agency Holdings LLC, which is a subsidiary of Stagwell Media LP. Mark J. Penn is the controlling person of The Stagwell Group LLC. Mark J. Penn is the controlling person of Stagwell Media LP.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any shares of Class A Common Stock except as described herein.

Subpart (c) of Item 5 of the Schedule 13D is hereby amended and restated as follows:

No transactions in shares of Class A Common Stock were effected by any Reporting Person during the sixty days before the date hereof, except as set forth in this Amendment No. 13.

Neither the filing of this Amendment No. 13 nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any securities covered by this statement for purposes of Section 13(d) of the Exchange Act, or for any other purpose, except to the extent of its or his pecuniary interest therein, if any, and such beneficial ownership is expressly disclaimed. The filing of this statement should not be construed to be an admission that any Reporting Person is a member of a “group” for the purposes of Sections 13(d) or 13(g) of the Exchange Act.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure set forth under Item 4 of this Amendment No. 13 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit A:	Class B Share Distribution Agreement, dated as of May 8, 2023, by and among Stagwell Media LP and the limited partners listed on Schedule 1 thereto.

Exhibit B:

Amendment No. 5 to the Amended and Restated Agreement of Limited Partnership of Stagwell Media LP , dated as of May 10, 2023, by and among Stagwell Media LP, the Stagwell Group LLC (in its capacity as general partner of the partnership), Mark J. Penn and the limited partners listed on Schedule 1 thereto.

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 19, 2023

STAGWELL AGENCY HOLDINGS LLC
By:	The Stagwell Group LLC, its manager

By:	/s/ Mark J. Penn
Name: Mark J. Penn
Title: Manager

THE STAGWELL GROUP LLC

By:	/s/ Mark J. Penn
Name: Mark J. Penn
Title: Manager

MARK J. PENN

By:	/s/ Mark J. Penn
Name: Mark J. Penn

STAGWELL MEDIA LP
By:	The Stagwell Group LLC, its manager

By:	/s/ Mark J. Penn
Name: Mark J. Penn
Title: Manager